Russel Metals Inc.
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations
           For The Nine Months Ended September 30, 1995




The following management discussion and analysis of financial condition and results of operations should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 1994, including the notes thereto, and the accompanying condensed unaudited Consolidated Financial Statements for the quarter and nine months ended September 30, 1995. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of the results for the full year. All dollar references in this report are in Canadian dollars.



                              Quarter Ended                     Nine Months Ended
                                September 30,                                      September
30,

                            1995 Change                          1995 Change
              1995   1994   As % of 1994   1995   1994   As % of 1994                   (in thousands)              (in thousands)
Revenues

  Metals            $325,354       $280,357        16.0               %         $1,028,553            $767,496           34.0%
  Transport                  42,310              81,539           (48.1)            %             141,076      215,297 (34.5)%

                    $367,664       $361,896         1.6               %         $1,169,629            $982,793           19.0  %


Segment Operating Margins

  Metals             $ 9,327        $15,048       (38.0)              %            $47,574             $42,435           12.1    %
  Transport                   8,685              10,389           (16.4)            %              14,220              16,880(15.8)%

                     $18,012        $25,437       (29.2)              %            $61,794             $59,315            4.2    %


                                                         Nine Months Ended September 30,

                                                                           Annualized Operating Margin

                                     Average Net Assets           Return on Average Net

Assets

                                   1995         1994    1995          1994
                                        (in thousands)
Return on Average Net Assets

  Metals                                $383,400       $238,900             16.5              %           23.7              %
  Transport                                       100,800       117,100               18.8              %           19.2       %
  Corporate and Discontinued                          225,000            238,500

                                        $709,200       $594,500             11.6              %           13.3              %

Total net assets employed are total assets less accounts payable, accrued liabilities and the Thunder Bay Terminal, First Mortgage Bonds. These Bonds will be repaid from a long-term receivable from Ontario Hydro. Average net assets are calculated based on opening and closing monthly positions.

Segment Information

Metals - The following table shows the revenues and operating margins and the changes for the business segments of the Metals operations for the periods indicated:

                                Quarter Ended                    Nine Months Ended
                                   September 30,                                        September
30,

                            1995 Change                  1995 Change
              1995   1994   As % of 1994          1995   1994    As % of 1994
                 (in thousands)                      (in thousands)
Revenues

  Service Centers          $203,857            $197,802             3.1             %            $659,532       $556,701 18.5   %
  Specialty Metals
    and Trading             121,497              82,555            47.2             %             369,021      210,795 75.1%

                    $325,354       $280,357        16.0               %         $1,028,553            $767,496           34.0 %

Segment Operating Margins

  Service Centers            $4,520             $11,779           (61.6)            %             $29,722       $31,490 (5.6)%
  Specialty Metals
    and Trading               4,807               3,269            47.0             %              17,852         10,945 63.1%

                      $9,327        $15,048       (38.0)              %            $47,574             $42,435           12.1  %



The decline in prices for flat rolled steel evident last quarter has impacted service center revenues and operating margins in the third quarter of fiscal 1995.

Metals revenues increased 16.0% for the third quarter of 1995 compared to the same period in 1994 and 34.0% year-to-date, compared with the first nine months of 1994. The majority of the quarter and year-to-date increases in Specialty
Metals and Trading revenues relate to acquisitions made in the last twelve months, all in specialty metals, which includes pipe and tubular distributors and processing businesses. Acquisitions accounted for approximately 71% of the total Metals increase in third quarter revenues compared to the same quarter in 1994 and 49% of the increase year-to-date.

Trading revenues increased both for the quarter and year-to-date compared to the corresponding periods in 1994 due to higher imports into North
America. The high demand for steel and corresponding short fall of domestic mill capacity in the first quarter of 1995 led to import bookings which were delivered and converted into sales in the third quarter. Import bookings have dropped sharply since the second quarter of 1995, reflecting softer North American demand and a corresponding increase in the ability of the domestic mills to supply their customers' needs. The trading operations are now shifting their focus from import activities towards export activities.

The increase in service center revenues for the third quarter of 1995 compared to 1994 relates mainly to higher average selling prices per ton. Total tons sold in the third quarter were marginally down compared to the same quarter last year.

The reduced year-over-year profitability of the service center operations has been caused by a change in the supply pricing trends, primarily in flat rolled products. During fiscal 1994, rapidly increasing prices generated inventory gains which contributed to stronger operating margins. In fiscal 1995, as prices stabilized or, as in the case of flat rolled products, declined, the Company experienced inventory losses which have contributed to lower operating margins.
There are signs that flat rolled product pricing may be stabilizing but pricing pressures are expected to continue into the fourth quarter. Accordingly, the lower margins experienced in Metals in the third quarter of fiscal 1995 are expected to continue into the fourth quarter of fiscal 1995.

High inventory levels experienced in fiscal 1995 in the service center sector further lowered the margins as inventory positions were reduced throughout the industry. The Company reduced Metals inventory levels from the peak of $270.0 million at May 31, 1995 to $237.0 million at September 30, 1995.

Transport - Reduced revenue and operating margins in the Transport operations for the quarter ended September 30, 1995 relate primarily to the sale of the White Pass Petroleum operations effective May 31, 1995 and the sale of Consolidated Fastfrate effective September 1, 1994. The remaining operations, Thunder Bay Terminals, White Pass Rail and Tri-Line trucking operations, experienced similar operating margins as compared to the same periods last year.


Consolidated Results

Revenues - The increase in consolidated revenues for the quarter and year-to-date represent increases in Metals offset by decreases in Transport as discussed above.

Operating Margins - The decrease in segment operating margins from continuing operations of $7.4 million for the quarter ended September 30, 1995 is primarily a result of the lower margins in Metals as discussed above and the sale of the White Pass Petroleum operations.

The segment operating margin year-to-date reflects an increase in Metals offset by a decrease in Transport when compared with the first three quarters of 1994.

Interest Expense - The following table shows the components of interest expense. The most significant factor affecting interest expense in the quarter and year-to-date was the high level of borrowings under the Company's short-term debt. The floating rate long-term interest relates primarily to the U.S. note which was previously swapped from fixed to floating rates. The reduction of floating rate long-term interest expense in the third quarter is primarily due to a stronger Canadian dollar.
The table of average net assets employed (see page 2) shows that the average net assets for the first nine months of 1995 were $114.7 million higher than for the same period in 1994. The additional borrowings were primarily to support the higher working capital level in Metals and for the replacement dock facility (see discussion in Liquidity section).



                      Third  Second     First  Fourth    Third
                    Quarter Quarter  Quarter  Quarter  Quarter
                       1995             1995              1995           1994           1994
                                                    (in thousands)

Interest
  Long-term
     Fixed Rate                      $ 3,161           $ 3,138      $ 3,122         $3,175         $3,155
     Floating Rate                              4,279            4,239          4,449          4,677          4,327

  Short-term
     Standby and
       Operating Loans                 2,905             4,253        3,294          1,788          1,185

                            $10,345           $11.630          $10,865         $9,640         $8,667

Earnings from Continuing Operations - Earnings from continuing operations for the quarter were $2.6 million compared to $7.5 million for the same quarter in 1994. The reduction is a result of the combination of lower Metals and Transport segment margins and higher interest expense as discussed above.


Year-to-date earnings from continuing operations are $11.6 million compared to $14.0 million in 1994. The reduction year-to-date is primarily a result of higher interest expense, partially offset by higher earnings from the Metals segment.

Discontinued Operations - As at December 31, 1994, the Company announced a plan to discontinue its Consumer operations. These operations had no impact on consolidated earnings either in the third quarter or year-to-date in 1995, compared to a loss of $0.4 million in the third quarter of 1994, and a loss of $8.9 million in the nine month ended September 30, 1994.

Liquidity and Capital Resources

The net assets employed, shown on page two, indicate the operating assets of the Company for the Metals and Transport operations. The remaining $225.0 million of corporate assets are not productively employed by the Company. The monetization of these assets represents a significant liquidity opportunity as the funds will be used to grow the Metals operation, or alternatively, to reduce interest bearing debt.

On November 6, 1995, the Company completed the sale of its Cashway Building Centres business to a group led by management for proceeds of approximately $33.0 million. Under the terms of sale, the Company has leased real property, valued at $23.0 million, to the purchaser and has retained a minority equity interest and subordinated debt in the new company valued at $11.5 million. This transaction has reduced corporate assets by approximately $21.5 million.

Corporate and discontinued assets are comprised of the following items:

                                                      As at September 30,


                                                       1995                           1994
Deferred Tax Debits and Taxes Recoverable                       $ 65.7                             $ 62.2
Working Capital - Discontinued Operations                         36.3                               48.0
Fixed Assets - Discontinued Operations                            65.1                               69.3
Replacement White Pass Dock Facility                         30.8                                  -
Ensis Minority Interest                                                     11.9                               11.9
Vendor Take Backs on Divestitures                                           13.3                                8.8
Other                                                                        3.2                               13.5

TOTAL                                                      $226.3                             $213.7





The Company has expended approximately $30.8 million to date in 1995 to replace a dock facility which was destroyed in an underwater avalanche in November, 1994 in Skagway, Alaska. The Company believes that it has a valid insurance claim for the replacement costs of this facility and that it is entitled to recover substantially all of the amounts expended to date. The Company has recently commenced legal action against its insurers for the recovery of these amounts. For the purposes of the net asset analysis, the dock receivable from the insurance claim has been excluded from the Transport sector and included as part of corporate capital employed.

During the nine months ended September 30, 1995, the Company generated $21.0 million in cash from continuing operations. Continuing operations generated $25.7 million cash from operations and $14.3 million from working capital, primarily related to higher accounts payable partially offset by higher inventories in Metals. The sale of the White Pass petroleum operations generated cash of $34.1 million, while capital spending utilized $18.0 million.
Year-to-date expenditures also included $4.9 million to acquire three specialty Metals processing businesses. Discontinued operations consumed $15.9 million in cash during the period, primarily related to seasonal accounts receivable and inventory buildup at Cashway Building Centres.

For the nine months ended September 30, 1994, the Company utilized $97.6 million of cash in continuing operations and generated $6.3 million of cash from discontinued operations. Continuing operations generated cash from operations of $36.7 million and $80.4 million from the issue of common shares, with $55.0 million of the common share issue used to redeem preference shares.
Cash utilized by continuing operations included $24.7 million to acquire
Total Distributors and Pioneer Steel, $30.7 million to repay our Australian debenture and $84.7 million for increased working capital requirements. The cash generated in discontinued operations related to the sale of SmithBooks in May 1994, offset by seasonal increases in working capital and the funding of operating losses .

The Company currently has a $275 million banking facility, of which $131.8 million was available for future draw down as at September 30, 1995.

The Company has no significant long-term debt repayments scheduled before 1998. The $16.6 million in current long-term debt as at June 30, 1995, represents the 10.2% debentures retractable annually until due on July 13, 1998. The full amount of these debentures is included as a commitment against our $275 million operating line even though it is not anticipated that the remaining majority holder of these debentures will retract the debentures before maturity.

The ratio of current assets to current liabilities was 1.6 at September 30, 1995 and December 31,
1994. The debt to equity ratio was 0.8 at September 30, 1995 and December 31, 1994.

                        Russel Metals Inc.
            Reconciliation of Net Income to U.S. GAAP
         Quarter and Nine Months Ended September 30, 1995
                              (000)


                                Quarter Ended  Nine Months Ended
                                 September 30,                September 30,
                              1995    1994      1995    1994
Net income as shown on the
financial statements                 $2,579            $7,171            $11,647         $5,177

Items having the effect of
increasing reported income

   Amortization of unrealized
   exchange loss (gain) on
   long-term debt                       (51)              (28)               (45)            62

Items having the effect of decreasing
reported income

   Unrealized exchange gain (loss)
    on long-term debt                   259               374                499           (114)

                                     ______            ______             ______         ______

Net income according to U.S. GAAP             $2,787            $7,517        $12,101         $5,125

                      Report to Shareholders



The third quarter results reflect the continued softness in demand for flat rolled products, which began in the first quarter of 1995, particularly relating to the automobile and durable goods sector. Resultant price reductions in hot rolled steel of 21% since October 1994, and disposal by the industry of excess inventories, combined to reduce selling margins sharply during the quarter.

On November 6, 1995, the Company completed the sale of the business and operating assets of Cashway Building Centres, the last remaining operating entity in discontinued operations. The proceeds consisted of $21.5 million cash on closing, and a secured note and minority equity interest valued at $11.5 million. In addition, real estate of $23.0 million has been leased to the purchaser.

The Company has expended approximately $30.8 million to date in its White Pass Rail operation to replace a dock facility which was destroyed in an underwater avalanche in November, 1994 in
Skagway, Alaska. The Company believes that it has a valid insurance claim for the replacement costs of this facility and that it is entitled to recover substantially all of the amounts expended to date. The
Company has recently commenced legal action against its insurers for the recovery of these amounts.

THIRD QUARTER RESULTS

Third quarter total revenues of $367.7 million increased by 2% over the same period a year ago.
The Metals segment sales grew by 16% to $325.4 million in the quarter ended September 30, 1995.
Acquisitions made in 1994 accounted for 78% of the growth with the balance representing internal expansion.

For the nine months ended September 30, 1995, revenues increased 19% to $1,169.6 million.
Metals operations led the way, growing by 34% to $1,028.6 million, half of which increase was generated by acquisitions.

Transport sales in the third quarter and nine months ended September 30, 1995, declined due to the divestiture in September 1994 of our Consolidated Fastfrate poolcar operations and in June 1995 of our White Pass Petroleum Distribution operations. Comparable Transport revenues increased marginally both in the quarter and year-to-date.

Third quarter 1995 operating margins for Metals declined 38% to $9.3 million when compared with the third quarter of fiscal 1994, while results for the nine months increased by 12% to $47.6 million. The third quarter earnings for Metals reflects the negative pricing trend in flat rolled steel discussed above. There are signs that product pricing may be stabilizing but pressures are expected to continue through the fourth quarter of fiscal 1995.

Comparable Transport operations generated substantially the same operating profits in the quarter and nine months to date compared to 1994. The reduction in aggregate dollar operating margin is caused by the divested operations discussed above.

Unaudited net earnings for the three month period ended September 30, 1995, were $2.6 million versus $7.2 million for the same period in fiscal 1994. The decline in operating income as noted, combined with a $1.7 million increase in interest expense due to increased borrowings, were the major contributors. For the nine months ended September 30, 1995 net earnings of $11.6 million were up from $5.2 million in the same period in fiscal 1994. This increase was due to $8.9 million improvement in losses from discontinued operations and reduction of $3.4 million in income taxes offset by a $7.2 million increase in interest expense.

After preferred share dividends the unaudited net earnings per share were $0.04 for the third quarter of 1995 and $0.20 for the nine months ended September 30, 1995, compared with $0.14 for the third quarter of 1994 and $0.05 in the nine months ended September 30, 1994.

                              Quarter Ended                Nine Months Ended
                                September 30,                September
30,

                            1995 Change                  1995 Change
              1995   1994   As % of 1994   1995   1994  As % of 1994               (in thousands)                  (in thousands)
Revenues

  Metals            $325,354       $280,357        16.0               %         $1,028,553            $767,496     34.0  %
  Transport                  42,310              81,539           (48.1)%          141,076             215,297     (34.5)%

                    $367,664       $361,896         1.6               %         $1,169,629            $982,793     19.0   %


Segment Operating Margins

  Metals             $ 9,327        $15,048       (38.0)%         $47,574          $42,435           12.1              %
  Transport                   8,685              10,389           (16.4)%           14,220              16,880          (15.8)%

                     $18,012        $25,437       (29.2)%         $61,794          $59,315            4.2              %

OUTLOOK

The divestiture of Cashway Building Centres enables the Company to concentrate more resources and attention on maximizing the Metals profitability. Flat rolled steel prices may be stabilizing, and with service center inventories at more traditional levels, we expect less volatility in 1996 operating profits.


RUSSEL METALS INC.
             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              ($000)

                                        September 30,            December 31,
                                                 1995                    1994
Current assets
    Accounts receivable                          $217,166          $223,729
    Income taxes recoverable                       17,888            17,888
    Inventories                                   239,992           239,629
    Prepaid expenses and other assets               5,718             3,583
    Current assets - discontinued operations             75,263                79,258
                                                  556,027           564,087
Fixed assets
    Property, plant and equipment                 167,749           153,309
    Property, plant and equipment - discontinued
      operations                                   66,145            68,549
                                                  233,894           221,858
Other assets
    Long-term receivable                           32,432            34,245
    Other investments                               5,575            11,258
    Deferred charges                               12,330            14,233
    Goodwill                                       12,359            11,471
    Deferred income taxes                          47,797            50,141
    Other assets - discontinued operations               15,255                15,125
                                                  125,748           136,473

                                                 $915,669          $922,418


Current liabilities
     Bank indebtedness                           $ 94,079          $ 99,122
     Accounts payable and accrued liabilities                188,226               170,543
     Current portion of long-term debt             16,581            16,985
     Current liabilities - discontinued operations              39,954                   62,150
                                                  338,840           348,800

Long-Term Debt                                    184,759           191,388

Convertible Debentures and Shareholders' Equity                392,070                  382,230

                                                 $915,669          $922,418
ON BEHALF OF THE BOARD,



Director                                 Director

                        RUSSEL METALS INC.
         CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)


($000, except for per share amounts and average shares outstanding)

                                Quarter Ended     Nine Months Ended
                                       Sept. 30,                     Sept. 30,
                                    1995              1994               1995                1994
                                                       (Restated)                                                   (Restated)
Sales and services                 $367,664          $361,896         $1,169,629            $982,793

Cost of sales and operating expenses                  352,837    338,399         1,116,272             930,125
Interest on long-term debt            7,440             7,482             22,388              23,433
Other interest expense                2,905             1,185             10,452               2,224
Other expense (income)                         (387)         536                           (394)                          337

                                    362,795           347,602          1,148,718             956,119

Earnings before income taxes                  4,869       14,294               20,911                        26,674

Provision for income taxes            2,290             6,766              9,264                        12,628

Earnings from continuing operations                     2,579      7,528            11,647                        14,046

Loss from discontinued operations - net
  of related income taxes                 -              (357)                      -              (8,869)

Net earnings for the period       $   2,579         $   7,171        $    11,647                    $    5,177

Earnings per common share from
  continuing operations
     Basic                            $0.04             $0.14              $0.20               $0.23
     Fully diluted                    $0.04             $0.13              $0.20                         $0.23

Net earnings per common share
     Basic                            $0.04             $0.14              $0.20                         $0.05
     Fully diluted                    $0.04             $0.13              $0.20                         $0.05


Average shares outstanding       51,007,864        48,761,417         51,007,864          48,761,417

RUSSEL METALS INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           (UNAUDITED)
                  Nine Months ended September 30
                              ($000)
                                                    1995             1994
                                                                  (Restated)

Operating activities
     Net earnings from continuing operations       $11,647                    $14,046
     Depreciation and amortization                  12,904           12,335
     Deferred income taxes                           2,277                     10,681
     Accrued revenue - deferred income taxes          (763)                      (668)
     Loss (gain) on sale of fixed assets              (394)                       337
Cash from continuing operations                     25,671                     36,731

Changes in working capital items
     Accounts receivable                             5,269                    (51,334)
     Income taxes recoverable                            -            2,116
     Inventories                                   (16,797)                   (42,948)
     Accounts payable and accrued liabilities                 28,007            8,403
     Other                                                    (2,127)                           (980)
Cash from (used in) continuing operating activities              40,023                      (48,012)

Financing activities
     Decrease in long-term debt                               (1,228)                        (30,759)
     (Increase) decrease in long-term receivable                           2,576                        (6,953)
     Issue of common shares                              -           80,396
     Redemption of preferred shares                      -          (55,000)
     Dividends                                                (1,688)                         (2,898)
Cash used in financing activities                     (340)                   (15,214)

Investing activities
     Purchase of fixed assets                                (18,020)                        (10,071)
     Costs to rebuild dock                         (30,839)               -
     Proceeds on sale of fixed assets                2,111              720
     Proceeds on sale of subsidiary company         34,074            6,885
     Purchase of subsidiary companies               (4,857)         (24,656)
     Other                                                    (1,182)                         (7,259)
Cash used in investing activities                            (18,713)                        (34,381)

Increase (decrease) in cash from continuing operations                    20,970                       (97,607)

Cash from (used in) discontinued operations        (15,927)                     6,259

Increase (decrease) in cash                          5,043          (91,348)
Cash position, beginning of the period                       (99,122)                         37,372

Cash position, end of the period                  $(94,079)                  $(53,976)


NOTE:  Cash position represents cash or bank indebtedness.

                       RUSSEL METALS/NEWS


                     FOR IMMEDIATE RELEASE

STOCK SYMBOL:  TSE: RUS.A                              NASDAQ: RUSAF

RUSSEL METALS DECLARES DIVIDEND
FOR CLASS II PREFERRED SHARES, SERIES C


TORONTO (November 16, 1995) -- Russel Metals Inc., announced today that it has declared a dividend of 46.875 cents per share on its Convertible Class II Preferred Shares, Series C, payable on December 15, 1995 to shareholders of record at the close of business on November 30, 1995.

Russel is one of North America's five largest metals distribution and processing organizations, with a network of 45 Canadian and 13 U.S. service centres, which provide and process a wide range of carbon steel and alloy metal products.

                              -30-

For further information, contact:
John S. Pelton
Chairman and CEO,
Russel Metals
(905) 819 - 7777
                       RUSSEL METALS/NEWS


                     FOR IMMEDIATE RELEASE

STOCK SYMBOL:  TSE: RUS.A                              NASDAQ: RUSAF


RUSSEL METALS REPORTS THIRD QUARTER  RESULTS

TORONTO (November 16, 1995) -- Russel Metals Inc. today reported third quarter net income of $2.6 million, or 4 cents per share, compared to $7.2 million, or 14 cents per share, in the third quarter of last year. Lower prices in the flat rolled steel segment were the major cause of the lower earnings in the quarter. For the year-to-date period ended September 30, 1995 net earnings were $11.6 million, or $.20 per share, up from $5.2 million, or 5 cents per share in the same period last year.

The Company's consolidated revenues for the quarter increased by 2% to $367.7 million. The 16% increase in Metals revenue growth was offset by a decline in revenues in the Transport segment due to divestitures completed in the last year. The remaining Transport operations recorded slight increases both in the quarter and year-to-date.

Third quarter 1995 operating margins for Metals declined 38% to $9.4 million when compared to the third quarter of 1994. On a year-to-date basis, the Metals operating margins for the nine months ended September 30, 1995 increased by 12% to $47.6 million. The comparable Transport operations generated substantially the same operating margin in the quarter and nine months to date as recorded in the same periods of fiscal 1994.
The reduction in aggregate Transport operating margin is caused by the divested operations discussed above.

Russel Metals Chairman and Chief Executive Officer, John S. Pelton, commented, "In recognition of the decline in demand and prices for flat rolled products, the Company took steps beginning early this year to bring inventories into line with market realities. These actions mitigated the impact of the price declines on our earnings. Currently, there are signs that pricing may be stabilizing, although some additional pressure is expected to continue into the fourth quarter."

The lower net income in the quarter was a result of the decline in operating income combined with a $1.7 million increase in interest expense due to increased borrowings. The continuing reduction in Metals working capital requirements combined with proceeds from the divestment of non-metals assets will result in lower interest costs in the fourth quarter of 1995.

Russel Metals is one of the five largest processors of metal and metal products in North America through its network of 58 service centers. The Company's operating units trade under various names including Russel Metals, Drummond McCall, Baldwin International, I. Bahcall Steel & Pipe, Total Distributors, Pioneer Steel & Tube, Comco Pipe and Supply and Wirth Limited.
Russel Metals also has investments in the transportation sector.

                              -30-

For further information, contact:
John S. Pelton
Chairman and CEO,
Russel Metals
(905) 819 - 7777


                        RUSSEL METALS INC.
                       EARNINGS (UNAUDITED)
               ($000, except for per share amounts)


                                Quarter Ended     Nine Months Ended
                                       Sept. 30,                     Sept. 30,
                                    1995              1994               1995                1994
                                                       (Restated)                                                   (Restated)
Sales and services
     Metals                        $325,354          $280,357         $1,028,553            $767,496
     Transport                       42,310            81,539            141,076             215,297

                                   $367,664          $361,896         $1,169,629            $982,793

Earnings before interest and taxes
     Metals                         $ 9,327           $15,048            $47,574             $42,435
     Transport                        8,685            10,389             14,220              16,880
     Corporate                       (2,798)           (2,476)                           (8,043)                       (6,984)

                                     15,214            22,961             53,751              52,331

Interest                           10,345               8,667             32,840              25,657

Earnings before income taxes                  4,869       14,294               20,911                        26,674

Provision for income taxes            2,290             6,766              9,264                        12,628

Earnings from continuing operations                     2,579      7,528            11,647                        14,046

Loss from discontinued operations - net
  of related income taxes                 -              (357)                      -              (8,869)

Net earnings for the period        $  2,579          $  7,171           $ 11,647                      $  5,177

Earnings per common share from
  continuing operations
     Basic                            $0.04             $0.14              $0.20               $0.23
     Fully diluted                    $0.04             $0.13              $0.20                         $0.23

Net earnings per common share
     Basic                            $0.04             $0.14 $0.20             $0.05
     Fully diluted                    $0.04             $0.13              $0.20               $0.05


                        RUSSEL METALS INC.
             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              ($000)


                                        September 30,            December 31,
                                                 1995                    1994

Current assets
    Accounts receivable                          $217,166          $223,729
    Income taxes recoverable                       17,888            17,888
    Inventories                                   239,992           239,629
    Prepaid expenses and other assets               5,718             3,583
    Current assets - discontinued operations             75,263                79,258
                                                  556,027           564,087
Fixed assets
    Property, plant and equipment                 167,749           153,309
    Property, plant and equipment - discontinued
      operations                                   66,145            68,549
                                                  233,894           221,858
Other assets
    Long-term receivable                           32,432            34,245
    Other investments                               5,575            11,258
    Deferred charges                               12,330            14,233
    Goodwill                                       12,359            11,471
    Deferred income taxes                          47,797            50,141
    Other assets - discontinued operations               15,255                15,125
                                                  125,748           136,473

                                                 $915,669          $922,418


Current liabilities
     Bank indebtedness                           $ 94,079          $ 99,122
     Accounts payable and accrued liabilities                188,226               170,543
     Current portion of long-term debt             16,581            16,985
     Current liabilities - discontinued operations              39,954                   62,150
                                                  338,840           348,800

Long-Term Debt                                    184,759           191,388

Convertible Debentures and Shareholders' Equity                392,070                  382,230

                                                 $915,669          $922,418

                        RUSSEL METALS INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           (UNAUDITED)
                  Nine Months ended September 30
                              ($000)
                                                    1995             1994
                                                                  (Restated)
Operating activities
     Net earnings from continuing operations       $11,647                    $14,046
     Depreciation and amortization                  12,904           12,335
     Deferred income taxes                           2,277                     10,681
     Accrued revenue - deferred income taxes          (763)                      (668)
     Loss (gain) on sale of fixed assets              (394)                       337
Cash from continuing operations                     25,671                     36,731

Changes in working capital items
     Accounts receivable                             5,269                    (51,334)
     Income taxes recoverable                            -            2,116
     Inventories                                   (16,797)                   (42,948)
     Accounts payable and accrued liabilities                 28,007            8,403
     Other                                                    (2,127)                           (980)
Cash from (used in) continuing operating activities              40,023                      (48,012)

Financing activities
     Decrease in long-term debt                               (1,228)                        (30,759)
     (Increase) decrease in long-term receivable                           2,576                        (6,953)
     Issue of common shares                              -           80,396
     Redemption of preferred shares                      -          (55,000)
     Dividends                                                (1,688)                         (2,898)
Cash used in financing activities                     (340)                   (15,214)

Investing activities
     Purchase of fixed assets                                (18,020)                        (10,071)
     Costs to rebuild dock                         (30,839)               -
     Proceeds on sale of fixed assets                2,111              720
     Proceeds on sale of subsidiary company         34,074            6,885
     Purchase of subsidiary companies               (4,857)         (24,656)
     Other                                                    (1,182)                         (7,259)
Cash used in investing activities                            (18,713)                        (34,381)

Increase (decrease) in cash from continuing operations                    20,970                       (97,607)

Cash from (used in) discontinued operations        (15,927)                     6,259

Increase (decrease) in cash                          5,043          (91,348)
Cash position, beginning of the period                       (99,122)                         37,372

Cash position, end of the period                  $(94,079)                  $(53,976)


NOTE:  Cash position represents cash or bank indebtedness.